Free Writing Prospectus
Filed pursuant to Rule 433
Dated November 10, 2026
Relating to
Preliminary Prospectus Supplement dated November 10, 2026 to
Prospectus dated November 9, 2026
Registration Statement No. 333-299935
Final Term Sheet

€750,000,000 4.000% Notes due 2032

Issuer:	Emerson Electric Co.
Legal Entity Identifier:	FGLT0EWZSUIRRITFOA30
Principal Amount:	€750,000,000
Title of Securities:	4.000% Notes due 2032 (the “Notes”)
Trade Date:	November 10, 2026
Original Issue/Settlement Date**:	November 13, 2026 (T+3)
Security Type:	Senior Unsecured
Offering Format:	SEC Registered
Coupon:	4.000%
Stated Maturity Date:	November 13, 2032
Benchmark Bund:	DBR 1.700% due August 15, 2032
Benchmark Bund Price and Yield:	92.470%; 3.150%
Spread to Benchmark Bund:	+91.900 bps
Mid-Swap Yield:	3.319%
Spread to Mid-Swap Yield:	+75 bps
Yield to Maturity:	4.069%
Public Offering Price:	99.639%
Gross Proceeds to Issuer:	€747,292,500
Interest Payment Date:	November 13 of each year, beginning on November 13, 2027
Optional Redemption Provision:
Make-Whole Call:	Prior to September 13, 2032, make-whole call at Bunds plus 15 bps plus accrued and unpaid interest to the redemption date
Par Call:	On or after September 13, 2032, at par plus accrued and unpaid interest to the redemption date
CUSIP:	291011 BW3
ISIN:	XS3567752525
Common Code:	356775252
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Expected Ratings (Moody’s / S&P)*:	A2 / A
Day Count Convention:	Actual / Actual (ICMA)
Expected Listing:	Application will be made to list the Notes on the New York Stock Exchange.

Stabilization:	Stabilization/FCA

Target Market/PRIIPs/CCI:
MIFID II/UK MiFIR Product Governance Rules professionals/ECPs-only / No PRIIPs KID or CCI disclosure document – Manufacturer target market (MIFID II/UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) or CCI disclosure document required by UK DISC has been prepared as not available to retail investors in the EEA or United Kingdom

Joint Book-Running Managers:
J.P. Morgan Securities plc
Citigroup Global Markets Limited
Merrill Lynch International
Goldman Sachs & Co. LLC
HSBC Bank plc
Barclays Bank PLC
BNP PARIBAS
Deutsche Bank AG, London Branch
Wells Fargo Securities International Limited

Co-Managers:	Mischler Financial Group, Inc. Stern Brothers & Co.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** It is expected that delivery of the Notes offered hereby will be made against payment thereof on or about November 13, 2026, which will be the third Euroclear Bank, S.A./N.V. or Clearstream Banking, S.A. business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+3”). Under Rule 15c6-1, under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.
The Notes will be represented by beneficial interests in fully registered permanent global notes (the “International Global Notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about November 13, 2026 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, S.A. (“Clearstream”). Any Notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream’s current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding the interest payment date.
This term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129 or the United Kingdom Public Offers and Admissions to Trading Regulations 2024 (“POATRs”).
MIFID II AND UK MIFIR PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ELIGIBLE COUNTERPARTIES ONLY TARGET MARKET / NO PRIIPs KID OR UK CCI Disclosure Document — Manufacturer target market is eligible counterparties and professional clients only (all distribution channels). No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or Disclosure Document under the FCA Product Disclosure Sourcebook (“DISC”) has been prepared as the Notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).
In the EEA, the Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129, as amended. Consequently, no KID required by the PRIIPs Regulation for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In the UK, the Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or both) of the following (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; or (ii) not a qualified investor as defined in Paragraph 15 of Schedule 1 to the POATRs.  Consequently, no key information document required by DISC for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under DISC or the Consumer Composite Investments (Designated Activities) Regulations 2024.
This term sheet is only for distribution to and directed at: (i) in the UK, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) and high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the UK; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as “Relevant Persons”). Any investment or investment activity to which this term sheet relates is available only to and will be engaged in only with Relevant Persons, and any person who is not a Relevant Person should not rely on it.
Relevant stabilization regulations including FCA/ICMA will apply.
The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities plc at +44-20 7134-2468 (Non-US investors), or J.P. Morgan Securities LLC collect at +1-212-834-4533 (US investors), Citigroup Global Markets Limited at +1-800-831-9146, Merrill Lynch International at +1-800-294-1322, or Goldman Sachs & Co. LLC at +1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.